Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-163289 and 333-171568 on Form S-8; and registration No. 333-171866 on Form F-3 of Baytex Energy Corp. ("Baytex"); and Registration Statements Nos. 333-191762 and 333-191764 on Form F-10 and F-3 of Baytex and Baytex Energy USA Ltd.; and to the use of our reports dated March 12, 2014 relating to the consolidated financial statements of Baytex and its subsidiaries for the year ended December 31, 2013 and the effectiveness of Baytex's internal control over financial reporting as of December 31, 2013, appearing in this Form 6-K.
(signed) "Deloitte LLP"
Chartered Accountants
March 13, 2014
Calgary, Canada